October 5, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Ms. Kathleen Collins

Accounting Branch Chief

Re:	Vision Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005

In regards to your letter of comments dated September 27, 2005, we submit the following response.

Comment

Recently Issued Accounting Standards, page F-13

We note that the Company adopted FIN 46(R) during fiscal 2004 and determined that three variable interest entities should be included in your consolidated financial statements. Tell how you determined that the three entities for which the Company has leasing arrangements qualify as variable interest entities pursuant to FIN 46(R). Also, provide us with your analysis that supports your conclusions that the Company is the primary beneficiary in these arrangements. We may have further comments based on your response.

Response

The Company determined that the three entities for which it has leasing arrangements qualify as variable interest entities in accordance with paragraphs 5 and 9 of FIN 46(R). Paragraph 5 a. indicates that an entity is a variable interest entity if the total investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. Paragraph 9 states that an investment at risk of less than 10% of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment. These three entities are all substantially owned by officers and directors of the Company who have each personally guaranteed the debt of the entities. The owners also personally invested virtually no equity in these entities; rather they borrowed most of the funds from an independent third party lender and signed personal guarantees with the lender as well. The ownership within these entities is owned on a pro rata basis among all the investors.

The Company concluded that it was the primary beneficiary of these three entities in accordance with paragraph 16 of FIN 46(R). This paragraph states that an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interest. Paragraph 16 c. states that the following are considered to be de facto agents of an enterprise: “an officer, employee or member of the governing board of that enterprise.” Based upon this interpretation, the Company determined that it was the

P.O. Box 4649 • Gulf Shores, AL 36547 • (251) 967-4212 • (888) 972-2225

United States Securities and Exchange Commission

Ms. Kathleen Collins

October 5, 2005

primary beneficiary of these entities due to the fact that all three entities are substantially owned by officers and directors of the Company.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have further comments or questions.

Sincerely,

William E. Blackmon
Chief Financial Officer Vision Bancshares, Inc.